UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOs. 333-269898 AND 333-269898-01). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENT AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated as of February 23, 2023, by and between BHP Billiton Finance (USA) Limited, BHP Group Limited Barclays Capital Inc., BofA Securities, Inc., BNP Paribas Securities Corp., MUFG Securities Americas Inc., and Santander US Capital Markets LLC, as representatives of the several Underwriters named therein.

4.1	Indenture, dated as of February 28, 2023, among BHP Billiton Finance (USA) Limited, BHP Group Limited and The Bank of New York Mellon, as Trustee.

4.2	Officer’s Certificate pursuant to Section 301 of the Indenture, setting forth the terms of the 4.875% Senior Notes due 2026 and Guarantee.

4.3	Officer’s Certificate pursuant to Section 301 of the Indenture, setting forth the terms of the 4.750% Senior Notes due 2028 and Guarantee.

4.4	Officer’s Certificate pursuant to Section 301 of the Indenture, setting forth the terms of the 4.900% Senior Notes due 2033 and Guarantee.

5.1	Opinion of Sullivan & Cromwell, United States legal adviser to BHP Billiton Finance (USA) Limited and BHP Group Limited, as to certain matters of New York law.

5.2	Opinion of Herbert Smith Freehills, Australian legal adviser to BHP Billiton Finance (USA) Limited and BHP Group Limited, as to certain matters of Australian law.

23.1	Consent of Sullivan & Cromwell, United States legal adviser to BHP Billiton Finance (USA) Limited and BHP Group Limited (included in Exhibit 5.1 above).

23.2	Consent of Herbert Smith Freehills, Australian legal adviser to BHP Billiton Finance (USA) Limited and BHP Group Limited (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023

BHP Group Limited

By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary

[Signature Page to BHP Report on Form 6-K (Exhibits)]